Q1 2022 Results & Business Update 5 May 2022

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi's ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "would," "could," "potential," "possible," "hope" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys' expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys' business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or any other regulatory authority (except for tafasitamab/Monjuvi® and guselkumab/Tremfya®). There is no guarantee any investigational product will be approved by regulatory authorities. Monjuvi® is a registered trademark of MorphoSys AG. Tremfya® is a registered trademark of Janssen Biotech, Inc. Forward-Looking Statements © MorphoSys – Q1 2022 results 2

Agenda

01	Highlights Q1 2022 & Outlook Jean-Paul Kress, M.D., CEO	
02	Commercial Update Joe Horvat, General Manager, US	
03	Development Update Malte Peters, M.D., CR&DO	
04	Financial Results & Guidance Sung Lee, CFO	
05	Q&A Jean-Paul Kress, Sung Lee, Malte Peters, Joe Horvat	

© MorphoSys – Q1 2022 results 3

Highlights Q1 2022 & Outlook 01 Jean-Paul Kress, M.D. CEO

Our Ambition is to Become a Leader in Hematology/Oncology © MorphoSys – Q1 2022 results 5 Relapsed/Refractory DLBCL Commercial Mid-Stage PELABRESIB CPI-0209 FELZARTAMAB Autoimmune (MN & IgAN) Basket trial Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). MN: membranous nephropathy; IgAN: IgA nephropathy Aiming to have two commercial products by 2025 Expand into 1L DLBCL and beyond Change the standard of care in 1L myelofibrosis Phase 3 Development

2022 – Focus on Commercial and Clinical Development Execution

COMMERCIAL PROGRESS

MONJUVI®
tafasitamab-cxix | 200mg
for injection, for intravenous use

PIVOTAL TRIALS

+ Monjuvi
  - 1L DLBCL
  - r/r FL & MZL
+ Pelabresib
  - 1L myelofibrosis

PARTNERED PROGRAMS

+ Pivotal readouts 2022:
  - Gantenerumab (Roche)
  - Otilimab (GSK)
+ Additional programs progressing:
  - Ianalumab (NVS)
  - Abelacimab (Anthos Therapeutics)
  - Setrusumab (Ultragenyx/Mereo)

FINANCES

+ Liquidity position of € 846.9 million
+ Access to capital

© MorphoSys – Q1 2022 results

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Commercial Update 02 Joe Horvat General Manager, US

Monjuvi Commercial Execution

Continued uptake in DLBCL and building account momentum

Q1 2022 U.S. Sales

US$ 18.7MM

+21 %
Year over Year


Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22
>70% Community
<30% Academic

>1,100 sites of care

Leading market share

in 2L DLBCL
new patient starts

Increase patient persistence

by continued education to evolve prescribing patterns

Supported by recent designation as a Preferred 2L Regimen by the NCCN guidelines

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Development Update 03 Malte Peters, M.D. CR&DO

Accelerating our Innovation and Growth Strategy

High potential mid- to late-stage pipeline

	ASSET	PARTNER	TARGET	DISEASE AREA	PHASE 1	PHASE 2	PHASE 3	MARKET
Hematology/oncology	Tafasitamab	Incyte	CD19	r/r DLBCL				MONJUVI® tafasitamab-cxix | 200mg
				1L DLBCL (frontMIND)	→	→	→	
				r/r FL/MZL (inMIND)	→	→	→	
				r/r DLBCL (with plamotamab)*	→	→		
	Pelabresib		BET	1L Myelofibrosis (MANIFEST-2)	→	→	→	
				1L/2L Myelofibrosis (MANIFEST)	→	→		
	CPI – 0209		EZH2	Solid tumors/ Hematological malignancies	→	→		
Auto-immune	Felzartamab		CD38	MN (M-PLACE/New-PLACE)	→	→		
				IgAN (IGNAZ)	→	→		

Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT); r/r DLBCL: relapsed/refractory diffuse large B-cell lymphoma. r/r FL / MZL: relapsed/refractory Follicular Lymphoma or Marginal Zone Lymphoma; MN: membranous nephropathy; IgAN: IgA nephropathy) * trial sponsored by Xencor

© MorphoSys – Q1 2022 results

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Partner Programs Expected to Progress in 2022

	PARTNER	DISEASE AREA	STATUS
Gantenerumab	Roche	Alzheimer's Disease	Phase 3 data expected in 2022
Otilimab	gsk	Rheumatoid Arthritis	Phase 3 data expected in 2022
Ianalumab	NOVARTIS	Sjögren's Syndrome Lupus Nephritis and other	Phase 3 clinical development expected to start in 2022
Abelacimab	ANTHOS	Venous Thromboembolism Prevention	Phase 2 efficacy data published in NEJM
Setrusumab	ultragenyx Mereo BioPharma	Osteogenesis Imperfecta	Pivotal phase 2/3 clinical study ongoing

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Upcoming Key Clinical Milestones from Phase 2 and Phase 3 Studies Broadening proprietary development pipeline DLBCL: diffuse large B-cell lymphoma. r/r FL: relapsed/refractory Follicular Lymphoma 2022 Phase 3 data Rheumatoid arthritis 2022 Otilimab — ContRAst Phase 3 data Alzheimer‘s disease H2 2022 Gantenerumab — GRADUATE Phase 1/2 PoC data solid cancer/lymphoma H2 2022 CPI-0209 2024 – 25 Primary analysis data Myelofibrosis H1 2024 Pelabresib — MANIFEST-2 Primary analysis data in 1L 1L DLBCL H2 2025 Tafasitamab — frontMIND Pivotal studies 2022 cont. – 23 Phase 2 PoC data IgA Nephropathy Q4 2022 Felzartamab — IGNAZ Primary analysis data r/r FL H2 2023 Tafasitamab — inMIND Data update phase 2a studies Membranous Nephropathy H2 2022 Felzartamab — M-PLACE New-PLACE Developed by Roche Developed by GSK © MorphoSys – Q1 2022 results 12

Financial Results and Guidance 04 Sung Lee CFO

Monjuvi U.S. Product Sales and Minjuvi Royalty Revenue © MorphoSys – Q1 2022 results 14 5.0 17.1 15.5 18.0 22.0 23.6 18.7 0.1 0.7 0.7 0 6 13 19 25 Q3* '20 Q4 '20 Q1 '21 Q2 '21 Q3 '21 Q4 '21 Q1 '22 Royalties from ex-U.S. Sales of Minjuvi U.S. Monjuvi Product Sales * partial quarter USD in million

Q1 2022: Profit or Loss Statement On March 31, 2022 MorphoSys’ liquidity position amounted to € 846.9 million (December 31, 2021: € 976.9 million) In € million Q1 2022 Q4 2021 Q1 2021 Q-Q Δ Y-Y Δ Revenues 41.5 52.9 47.2 (22)% (12)% Product Sales 16.6 20.5 12.9 (19)% 29% Royalties 19.0 23.2 11.6 (18)% 64% Licenses, Milestones and Other 5.8 9.3 22.7 (38)% (74)% Cost of Sales (7.9) (9.5) (5.0) (17)% 58% Gross Profit 33.6 43.4 42.1 (23)% (20)% R&D Expenses (65.0) (87.0) (33.3) (25)% 95% Selling Expenses (21.9) (32.5) (28.2) (33)% (22)% G&A Expenses (14.6) (18.2) (10.3) (20)% 42% Total Operating Expenses (101.5) (368.4)* (71.7) (72)% 42% Operating Profit / (Loss) (68.0) (325.0) (29.6) (79)% >100% Consolidated Net Profit / (Net Loss) (122.7) (381.0) (41.6) (68)% >100% Earnings per Share, basic and diluted (in €) (3.59) (11.16) (1.27) (68)% >100% © MorphoSys – Q1 2022 results 15 * Total operating expenses include impairment of goodwill of € 230.7 million

Financial Guidance FY2022 © MorphoSys – Q1 2022 results 16 Monjuvi U.S. Net Product Sales US$ 110m to 135m Gross Margin for Monjuvi U.S. Net Product Sales 75% to 80% R&D expenses € 300m to 325m SG&A expenses € 155m to 170m

Q&A 05 Malte Peters, M.D. CR&DO Jean-Paul Kress, M.D. CEO Sung Lee CFO Joe Horvat General Manager, U.S.

Thank you! www.morphosys.com

Financial Guidance FY2022

Including 2022 Guidance Insights

	2022 Financial Guidance	2022 Guidance Insights
Monjuvi U.S. Net Product Sales	US$ 110m to 135m	100% of Monjuvi U.S. product sales are recorded on MorphoSys' income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross Margin for Monjuvi U.S. Net Product Sales	75% to 80%	100% of Monjuvi U.S. product cost of sales is recorded on MorphoSys' income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	**€ 300m to 325m**	2022 growth over 2021 will be driven primarily by investment in ongoing pivotal phase-3 studies, excluding transaction/restructuring/other charges related to Constellation acquisition recorded in 2021.
SG&A expenses	**€ 155m to 170m**	51% to 56% of mid-point of SG&A expenses represents Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys' income statement. Incyte reimburses MorphoSys for half of these selling expenses. For 2022, we anticipate a year-over-year decline in SG&A, excluding transaction/restructuring/other charges related to Constellation acquisition recorded in 2021.

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Overview of Accounting for Co-Commercialization of Monjuvi in the U.S.


Income Statement
Balance Sheet
100% Monjuvi Net Product Sales
100% Monjuvi Cost of Sales
Monjuvi Selling Expenses incurred by MorphoSys
MorphoSys Income Statement
100% of Profit/Loss from Monjuvi co-commercialization is reflected on MorphoSys' Income Statement
Monjuvi Selling Expenses incurred by Incyte
MorphoSys credits Cash and debits Financial Liability
If result is a Profit: MorphoSys refunds Incyte 50% of Profit
If result is a Loss: Incyte refunds MorphoSys 50% of Loss
MorphoSys debits Cash and credits Financial Asset

© MorphoSys – Q1 2022 results
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Accounting for Royalty Pharma and Constellation Transactions Overview of major deal effects on consolidated financial statements Acquisition financing from Royalty Pharma (RP) ◼ MorphoSys owes the following future cash flows to RP: ▪ 100% of Tremfya royalties ▪ 80% of royalties and 100% of milestone payments for otilimab ▪ 60% of gantenerumab royalties ▪ 3% on future net sales of pelabresib and CPI-0209 ◼ RP financial liabilities are in the scope of IFRS 9 ◼ Initial recognition at fair value on July 15, 2021, subsequent measurement on a quarterly basis ◼ Subsequent measurement at amortized cost based on effective interest rate (EIR) method; EUR 1,271.2m as of March 31, 2022 presented as “Financial Liabilities from Future Payments to Royalty Pharma” on the balance sheet ◼ Cash transfers from licensees to RP (e.g., Tremfya royalties) reduce the financial liabilities ◼ Balance of financial liabilities can be affected by changes in the lifetime forecast for royalty/milestone/net sales streams ◼ Finance Income/Expense can be recognized quarterly due to: ▪ Application of interest charges ▪ Foreign exchange rate changes ▪ Changes in lifetime forecast ◼ Changes to the financial liabilities and/or recognition of finance income/expense have NO cash impact on MorphoSys © MorphoSys – Q1 2022 results 21

1Q 2022 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions *differences due to rounding*	A IFRS Q1 2022	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**41.5**	**8.3**	**18.4**	**14.7**
Monjuvi US product sales	16.6	8.3 1)		8.3
Royalties	19.0		18.4 5)	0.6
Other	5.8			5.8
Cost of Sales	**(7.9)**	**(1.3)**	**-**	**(6.6)**
Cost of Sales US Monjuvi product sales	(3.5)	(1.3) 2)		(2.2)
Other	(4.4)			(4.4)
Gross Profit	**33.6**	**7.0**	**18.4**	**8.1**
Gross Margin	*80.9%*			*55.4%*
Total Operating Expenses:	**(101.5)**	**(11.5)**	**-**	**(90.0)**
Research and Development	(65.0)			(65.0)
Selling	(21.9)	(11.5) 3)		(10.4)
General and Administrative	(14.6)			(14.6)
Impairment of Goodwill	-			-
Operating Profit/(Loss)	**(68.0)**	**(4.5)**	**18.4**	**(81.9)**
Operating Margin	*-164%*			*-557%*
Other Income	1.4			1.4
Other Expenses	(3.7)			(3.7)
Finance Income	10.6	6.8 4)	- 6)	3.8
Finance Expenses	(62.8)	(27.4) 4)	(31.1) 6)	(4.3)
Income from Reversals of Impairment Losses	(0.1)			(0.1)
Income Tax Benefit / (Expenses)	-			-
Consolidated Net Profit/(Loss)	**(122.7)**	**(25.1)**	**(12.7)**	**(84.9)**
EPS, Basic and Diluted	(3.59)			(2.49)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic	34.15			34.15
Shares Used for EPS, Diluted				

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q1 2022 results

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1Q 2021 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions

differences due to rounding

	A IFRS Q1 2021	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**47.2**	**6.5**	-	**40.8**
Monjuvi US product sales	12.9	6.5 1)		6.5
Royalties	11.6		5)	11.6
Other	22.7			22.7
Cost of Sales	**(5.0)**	**(1.1)**	-	**(3.9)**
Cost of Sales US Monjuvi product sales	(2.2)	(1.1) 2)		(1.1)
Other	(2.8)			(2.8)
Gross Profit	**42.2**	**5.4**	-	**36.9**
Gross Margin	*89.4%*			*90.4%*
Total Operating Expenses:	**(71.8)**	**(12.8)**	-	**(59.0)**
Research and Development	(33.3)			(33.3)
Selling	(28.2)	(12.8) 3)		(15.4)
General and Administrative	(10.3)			(10.3)
Operating Profit/(Loss)	**(29.6)**	**(7.5)**	-	**(22.2)**
Operating Margin	*-63%*			*-54%*
Other Income	1.2			1.2
Other Expenses	(2.0)			(2.0)
Finance Income	13.9	2.4 4)		11.5
Finance Expenses	(39.7)	(34.9) 4)		(4.8)
Effects from Impairment on Financial Assets	0.1			0.1
Income Tax Benefit / (Expenses)	14.5			14.5
Consolidated Net Profit/(Loss)	**(41.6)**	**(40.0)**	-	**(1.7)**
EPS, Basic and Diluted	(1.27)			(0.05)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic	32.76			32.76
Shares Used for EPS, Diluted				

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q1 2022 results

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4Q 2021 Income Statement w/o Incyte 50/50 U.S. Profit Share and Transfers to Royalty Pharma

Euros in millions
differences due to rounding

	A IFRS Q4 2021	B Incyte Collaboration	C Royalty Pharma	A - B - C
Revenues	**52.9**	**10.3**	**22.6**	**20.1**
Monjuvi US product sales	20.5	10.3 [1]		10.3
Royalties	23.2		22.6 [5]	0.6
Other	9.3			9.3
Cost of Sales	**(9.5)**	**(1.6)**	**-**	**(7.9)**
Cost of Sales US Monjuvi product sales	(3.8)	(1.6) [2]		(2.2)
Other	(5.7)			(5.7)
Gross Profit	**43.4**	**8.7**	**22.6**	**12.2**
Gross Margin	*82.0%*			*60.5%*
Total Operating Expenses:	**(368.4)**	**(15.2)**	**-**	**(353.2)**
Research and Development	(87.0)			(87.0)
Selling	(32.5)	(15.2) [3]		(17.3)
General and Administrative	(18.2)			(18.2)
Impairment of Goodwill	(230.7) [7]			(230.7)
Operating Profit/(Loss)	**(325.0)**	**(6.5)**	**22.6**	**(341.0)**
Operating Margin	*-614%*			*-1697%*
Other Income	3.4			3.4
Other Expenses	(1.7)			(1.7)
Finance Income	(2.7)	(7.7) [4]	- [6]	5.0
Finance Expenses	(89.0)	(16.0) [4]	(62.8) [6]	(10.2)
Effects from Impairment on Financial Assets	(0.2)			(0.2)
Income Tax Benefit / (Expenses)	34.4			34.4
Consolidated Net Profit/(Loss)	**(380.9)**	**(30.2)**	**(40.2)**	**(310.5)**
EPS, Basic and Diluted	(11.16)			(9.09)
EPS, Basic	-			-
EPS, Diluted	-			-
Shares Used for EPS, Basic	34.15			34.15
Shares Used for EPS, Diluted				

Legend

1) Incyte's share of Monjuvi US sales, accounted for at MOR being the principal for this business
2) Incyte's share of cost of sales related to Monjuvi US sales, accounted for at MOR
3) Incyte's portion of Monjuvi US selling expenses, charged to/accounted for at MOR
4) Valuation effects from Incyte financial liability/asset (actual and planning cash flow adjustments, fx effects, interest expense)
5) Tremfya royalty paid to Royalty Pharma from Q2 2021 onward
6) Valuation effects from Royalty Pharma financial liability (actual and planning cash flow adjustments incl. fx effects, interest expense)
7) Write-down results from the consolidation of the Company's research and discovery activities after the acquisition of Constellation Pharmaceuticals, Inc.

We supplement the consolidated statement of profit or loss presented in our earnings release with additional information on certain income or expense effects. The consolidated statement of profit or loss as well as the additional information in the earnings call slide deck are prepared in accordance with International Financial Reporting Standards (IFRS). The additional information relates to the contracts with Incyte and Royalty Pharma, namely to the accounting for the US co-commercialization with Incyte and the financing provided by Royalty Pharma which resulted in financial liabilities for payments owed to Royalty Pharma in future periods. The related effects are presented in two separate columns for various lines item of the consolidated statement of profit or loss. We believe this more detailed information provides additional insights into the financial performance of MorphoSys Group. The information given is in addition to, not a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

© MorphoSys – Q1 2022 results
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